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                             January 26, 2024

       Grant Begley
       Chief Executive Officer
       AgEagle Aerial Systems Inc.
       8201 E. 34th Cir N
       Wichita, Kansas 67226

                                                        Re: AgEagle Aerial
Systems Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 18,
2024
                                                            File No. 333-276592

       Dear Grant Begley:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 Filed January 18, 2024

       General

   1. We note that you incorporate information by reference into your registration statement.
                                                        However, since you have
not filed your Form 10-K for the fiscal year ended December 31,
                                                        2023, you are not
eligible to incorporate by reference. See General Instruction VII.C of
                                                        Form S-1. Please amend
the registration statement to include all of the disclosure required by Form S-1, or in the
alternative, file your Form 10-K for the fiscal year ended December
                                                        31, 2023, and update
this section accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Grant Begley
AgEagle Aerial Systems Inc.
January 26, 2024
Page 2

statement.

       Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any questions.



FirstName LastNameGrant Begley                           Sincerely,
Comapany NameAgEagle Aerial Systems Inc.
                                                         Division of
Corporation Finance
January 26, 2024 Page 2                                  Office of
Manufacturing
FirstName LastName